FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

September 23, 2002

Amersham plc

(Translation of registrant’s name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                      Form 40-F       __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rules 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes       __                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b): 82- ......................

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMERSHAM PLC (Registrant)

Date: September 23, 2002	By	/s/ Susan M. Henderson

Name: Susan M. Henderson Title: Deputy Company Secretary

List of exhibits to the FORM 6-K dated September 23, 2002

     1.     Announcement dated September 2, 2002 relating to Section 198 Companies Act.

2 September 2002

The London Stock Exchange
Company Announcements Office
PO Box 119
London
EC2N 1HP

Dear Sir,

Section 198 Companies Act

We hereby give notice that in accordance with Section 198 of the Companies Act 1985, the Company has been notified that Barclays PLC is interested 21,134,953 Ordinary shares of 5p each, representing 3.02% of the issued share capital of the Company

Yours Faithfully,

Susan M. Henderson
Deputy Company Secretary

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